

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2024

Xingjuan (Jane) Chao
Chief Executive Officer
Ceribell, Inc.
360 N. Pastoria Avenue
Sunnyvale, CA 94085

**Re: Ceribell, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.06, 10.07, 10.08, 10.09, 10.24, and 10.26
Filed August 26, 2024
File No. 333-281784**

Dear Xingjuan (Jane) Chao:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Kathleen M. Wells, Esq.